UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010.
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from            to
Commission file number: 1-8864.
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
USG CORPORATION INVESTMENT PLAN (formerly USG CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
USG CORPORATION, 550 WEST ADAMS STREET, CHICAGO, ILLINOIS 60661-3676

SIGNATURES
EXHIBIT INDEX
Consent of Independent Registered Public Accounting Firm
USG Corporation Investment Plan
EX-23
EX-99.1

REQUIRED INFORMATION
     Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are furnished herewith as Exhibit 99.1 and incorporated herein by reference.
SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the USG Corporation Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USG Corporation Investment Plan (Name of Plan)
By:	/s/ Brian Cook
Brian Cook
Member, USG Corporation Pension and Investment Committee

Date: June 24, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Independent Registered Public Accounting Firm

99.1	USG Corporation Investment Plan — Report on Audited Financial Statements and Supplemental Schedule for the Years Ended December 31, 2010 and 2009